UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Petrobras Announces BNDES Equity Secondary Offering

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Rio de Janeiro, Brazil—January 21, 2020—Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR; B3: PETR3) announced today that Banco Nacional de Desenvolvimento Econômico e Social – BNDES (the “Selling Shareholder”) has commenced an offering of 611,835,583 common shares, without par value, of Petrobras (the “Common Shares”), including Common Shares represented by American depositary shares, each of which represents two Common Shares (the “Common ADSs”), in a global offering that consists of:

(i) an international offering of Common Shares and Common ADSs in the United States and other countries outside Brazil, registered with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended; and

(ii) a concurrent public offering of Common Shares in Brazil pursuant to the Comissão de Valores Mobiliários (the “CVM”) Instruction 400 and other applicable legal provisions.

Petrobras also announced that the Market Announcement (Aviso ao Mercado) relating to the Brazilian offering and a prospectus and preliminary prospectus supplement relating to the international offering were made available today. The global offering is expected to price on or about February 5, 2020.

Credit Suisse Securities (USA) LLC and BofA Securities, Inc. are acting as global coordinators and joint bookrunners for the international offering. Banco Bradesco BBI S.A., Banco do Brasil Securities LLC, Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and XP Investments US, LLC are acting as joint bookrunners for the international offering. Banco de Investimentos Credit Suisse (Brasil) S.A., Bank of America, Banco Bradesco BBI S.A., BB-Banco de Investimento S.A., Citigroup Global Markets Brasil CCTVM S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Morgan Stanley S.A., and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. are acting as Brazilian underwriters in the Brazilian offering.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Petrobras has filed a registration statement, including a prospectus with the SEC. Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents Petrobras has filed with the SEC for more complete information about Petrobras, the Selling Shareholder and the offering of the Common Shares and Common ADSs. When available, you may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting Credit Suisse Securities (USA) LLC at 11 Madison Avenue, New York, NY 10010; BofA Securities at NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@bofa.com; Banco Bradesco BBI S.A. at Avenida Presidente Juscelino Kubitschek 1.309, 10º andar, CEP 04543-011, São Paulo, SP, Brazil; Banco do Brasil Securities LLC at 535 Madison Avenue, 34th floor, New York, NY 10022; Citigroup Global Markets Inc. at 388 Greenwich Street, New York, NY 10013; Goldman Sachs & Co. LLC Prospectus Department at 200 West Street, New York, NY, 10282; Morgan Stanley & Co. LLC at 1585 Broadway, New York, NY 10036; and XP Investments US, LLC at 55 W 46th Street, 30th Floor, New York, NY 10036.

The communication of this press release and any other documents or materials relating to the global offering is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The global offering is only available to, and the global offering will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the global offering or any of its contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2020

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Ricardo Rodriguez Besada Filho
	Name:	Ricardo Rodriguez Besada Filho
	Title:	Authorized Officer

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Tomaz Andres
	Name:	Tomaz Andres
	Title:	Authorized Officer